

EXHIBIT C

INVESTOR ELIGIBILITY QUESTIONNAIRE

ITEM BANC, INC.

This questionnaire is NOT an offer to sell or a sale of securities. Each prospective investor must complete this questionnaire and return it by e-mail, standard mail, or fax to **ITEM BANC, Inc.**, a Colorado corporation (the "Company"). The Company will use the responses to this questionnaire to qualify prospective investors for purposes of federal and state securities laws.

The prospective investor will be given access to information upon determination of suitable investor eligibility based upon the facts disclosed in this questionnaire and any other facts about the prospective investor known by the Company.

All questions must be answered. If the answer to any question below is "none" or "not applicable," please provide such response.

You agree that the Company may present this questionnaire to such parties as the Company deems appropriate to establish the availability of exemptions from registration under federal and state securities laws or to otherwise comply with governmental or regulatory authorities. You represent that the information furnished in this questionnaire is true and correct of your own knowledge, and you acknowledge that the Company and its counsel are relying on the truth and accuracy of such information to comply with federal and state securities laws. You agree to notify the Company promptly of any changes in the information you provide that may occur prior to an actual investment with the Company.

_____
(Signature)

_____
(Print or type name)

_____
(Date)

1. PERSONAL INFORMATION

Name _____
    (Exact, full legal name of the individual buying the securities)

Current Residence Address _____

Home Telephone _____

E-mail Address _____

Date of Birth _____

Residences maintained in the last three years and corresponding dates of residency:

Residence_____Dates _____

Residence_____Dates _____

Residence_____Dates _____

2. BUSINESS INFORMATION

Occupation _____

Number of Years _____

Present Employer _____

Position/Title _____

Business Address _____

Business Telephone _____

Business Facsimile _____

3. INVESTOR ELIGIBILITY

Please answer ALL the questions on the following page.

CHECK THE APPROPRIATE BOX
(ALL QUESTIONS MUST BE ANSWERED)

_ YES _ NO	**1.** I certify that I am **not** a "U.S. Person" as defined in Rule 902 of Regulation S under the Securities Act of 1933, as amended (the "Act"), and agree to resell the securities of the Company received in connection herewith only in accordance with the provisions of Regulation S, pursuant to registration under the Act or pursuant to an available exemption from registration, and agree not to engage in hedging transactions with regard to the securities unless in compliance with the Act.
_ YES _ NO	**2A.** I **am** an "accredited investor" as defined in Rule 501 of Regulation D under the Act because I have a net worth (or joint net worth with my spouse) in excess of US$1,000,000. For purposes of this question, "net worth" means the excess of total assets (excluding value of primary residence[1]) over total liabilities.
_ YES _ NO	**2B.** I am an "accredited investor" as defined in Rule 501 of Regulation D under the Act because I have had individual income in excess of US$200,000 (excluding my spouse) in each of the two most recent years (or joint income with my spouse in excess of US$300,000 in each of those years), and have a reasonable expectation of reaching the same income level in the current year.
_ YES _ NO (If YES, please complete lines to right.)	**3A.** I have the capacity to evaluate the merits and risks of the prospective investment and to otherwise protect my own interests in connection with the prospective investment by reason of my own business and/or financial experience. If I answered "YES" to this question, I support my reply with the following education and/or business and/or financial experience: *(Please provide as much detail as possible)* _____ _____ _____
_ YES _ NO (If YES, please complete lines to the right.)	**3B.** I have hired a professional advisor, and by reason of the business and/or financial experience of such professional advisor, I have the capacity to evaluate the merits and risks of the prospective investment and to otherwise protect my own interests in connection with the prospective investment. I understand that the professional advisor will be required to fill out and certify a questionnaire. My professional advisor is: Name: _____ Occupation: _____ Firm: _____ Contact Info: _____

__ YES __ NO (If YES, please complete lines to the right.)	**4.** I am purchasing the securities offered for my own account and for investment purposes only. If I answered "NO" to this question, the following is the person for whose account I am purchasing the offered securities and/or the reason for investing: (Please provide as much detail as possible) _____ _____ _____
__ YES __ NO (If YES, please complete lines to the right.)	**5.** I have a pre-existing personal or business relationship with the Company or any of its officers, directors, or controlling persons. If I answered "YES" to this question, I explain my reply with the following description of my affiliation with that person or those persons: (Please provide as much detail as possible) _____ _____ _____
__ YES __ NO	**6.** I am a "qualified purchaser," as defined in Section 2(a)(51) of the Investment Company Act, and who satisfies the other conditions contained in Section 3(c)(7) of the Investment Company Act. A "qualified purchaser" includes a natural person who owns not less than US$5,000,000 in investments, a natural person or company, acting for its own account or the accounts of other qualified purchasers, who owns and invests on a discretionary basis not less than US$25,000,000 in investments and certain trusts.

---

[1] "The value of primary residence" to be calculated by subtracting from the estimated fair market value of the property the amount of debt secured by the property, up to the estimated fair market value of the property.

ACCREDITED INVESTOR CERTIFICATION

For Individual Investors Only
(all Individual Investors must INITIAL where appropriate):

Initial _____ I have a net worth of at least US$ 1 million either individually or through aggregating my individual holdings and those in which I have a joint, community property or other similar shared ownership interest with my spouse. *(For purposes pf calculating your net with under this paragraph, (a) your primary residence shall not be included as an asset; (b) indebtedness secured by your primary residence, up to the estimated fair market value of your primary residence at the time of your purchase of the securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of your purchase of the securities exceeds the amount outstanding sixty (60) days before such time, other than us a result of the acquisition of your primary residence. the amount of such excess shall be included as a liability): and (c) indebtedness that is secured by your primary residence in excess tithe estimated fair market value of your primary residence at the time of your purchase the securities shall be included as a liability.)*

Initial _____ I have had an annual gross income for the past two (2) years of at least US$200,000 (or US$300,000 jointly with my spouse) and expect my income (or joint income, as appropriate) to reach the same level in the current year.

Initial _____ I am a director or executive officer of ITEM BANC, Inc.

For Non-Individual Investors (Entities)
(all Non-Individual Investors must INITIAL where appropriate):

Initial	The investor certifies that it is a partnership, corporation, limited liability company or business trust that is 100% owned by persons who meet at least one of the criteria for Individual Investors set forth above (in which case each such person must complete the Accreditor Investor Certification for Individuals above as well the remainder of this questionnaire).
Initial	The investor certifies that it is a partnership, corporation, limited liability company or business trust that has total assets of at least US$5 million and was not formed for the purpose of investing the Company.
Initial	The investor certifies that it is an employee benefit plan whose investment decision is made by a plan fiduciary (as defined in ERISA §3(2I)1 that is a bank, savings and loan association, insurance company or registered investment advisor.
Initial	The investor certifies that it is an employee benefit plan whose total assets exceed USS5,000,000 as of the date of this Agreement.
Initial	The undersigned certifies that it is a self-directed employee benefit plan whose investment decisions are made solely by persons who meet at least one of the criteria for Individual Investors.
Initial	The investor certifies that it is a U.S. bank, U.S. savings and loan association or other similar US. institution acting in its individual or fiduciary capacity.
Initial	The undersigned certifies that it is a broker-dealer registered pursuant to §15 of the Securities Exchange Act of 1934.
Initial	The investor certifies that it is an organization described in §501(c)(3) of the Internal Revenue Code with total assets exceeding US$5,000,000 and not formed for the specific purpose of investing in the Company.
Initial	The investor certifies that it is a trust with total assets of at least US$5,000,000, not formed for the specific purpose of investing in the Company, and whose purchase is directed by a person with such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of the prospective investment.
Initial	The investor certifies that it is a plan established and maintained by a state or its political subdivisions, or any agency or instrumentality thereof, for the benefit of its employees, and which has total assets in excess of US$5,000,000.

ANTI MONEY LAUNDERING REQUIREMENTS

The USA PATRIOT Act

The USA PATRIOT Act is designed to detect, deter, and punish terrorists in the United States and abroad. The Act imposes new anti-money laundering requirements on brokerage firms and financial institutions. Since April 24, 2002 all brokerage firms have been required to have new, comprehensive anti-money laundering programs.

To help you understand these efforts, we want to provide you with some information about money laundering and our steps to implement the USA PATRIOT Act.

What is money laundering?

Money laundering is the process of disguising illegally obtained money so that the funds appear to come from legitimate sources or activities. Money laundering occurs in connection with a wide variety of crimes, including illegal arms sales, drug trafficking, robbery, fraud, racketeering, and terrorism.

How big is the problem and why is it important?

The use of the U.S. financial system by criminals to facilitate terrorism or other crimes could well taint our financial markets. According to the U.S. State Department, one recent estimate puts the amount of worldwide money laundering activity at $1 trillion a year.

What are we required to do to eliminate money laundering?

Under rules required by the USA PATRIOT Act, our anti-money laundering program must designate a special compliance officer, set up employee training, conduct independent audits, and establish policies and procedures to detect and report suspicious transaction and ensure compliance with such laws. As part of our required program, we may ask you to provide various identification documents or other information. Until you provide the information or documents we need, we may not be able to effect any transactions for you.

ANTI-MONEY LAUNDERING INFORMATION FORM

The following is required in accordance with the AML provision of the USA PATRIOT ACT.

(Please fill out and return with requested documentation)

INVESTOR NAME:

LEGAL ADDRESS:

SSN# or TAX ID# OF INVESTOR:

YEARLY INCOME:

TOTAL ASSETS:

*** For purposes of calculating your net worth in this form, (a) your primary residence shall not be included as an asset; (b) indebtedness secured by your primary residence, up to the estimated fair market value of your primary residence at the time of your purchase of the securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of your purchase of the securities exceeds the amount outstanding sixty (60) days before such time. other than as a result of the acquisition of your primary residence, the amount of such excess shall he included as a liability); and c) indebtedness that is secured by your primary residence in excess of the estimated fair market value of your primary residence at the time of your purchase of the securities shall be included as a liability.**

INVESTMENT OBJECTIVE(S) (FOR ALL INVESTORS):

ADDRESS OF BUSINESS OR OF EMPLOYER:

FOR INVESTORS WHO ARE INDIVIDUALS: AGE:

FOR INVESTORS WHO ARE INDIVIDUALS: OCCUPATION:

FOR INVESTORS WHO ARE ENTITIES: TYPE OF BUSINESS:

IDENTIFICATION & DOCUMENTATION AND SOURCE OF FUNDS:

1.   Please submit a copy of non-expired identification for the authorized signatory(ies) on the investment documents, showing name, date of birth, address and signature. **The address shown on the identification document MUST match the Investor's address shown on the Investor Signature Page.**

Current Driver's License   (or)   Valid Passport   (or)   Identity Card

(Circle one or more)

2. If the Investor is a corporation, limited liability company, trust or other type of entity, please submit the following requisite documents: (i) Certificate of Incorporation, By-Laws, Certificate of Formation, Operating Agreement, Trust or other similar documents for the type of entity: and (ii) Corporate Resolution or power of attorney or other similar document granting authority to signatory(ies) and designating that they are permitted to make the proposed investment.

3. Please advise where the funds were derived from to make the proposed investment:

ITEM BANC, Inc.

Investor Profile

(Must be completed by Investor)

Section A - Personal Investor Information

Investor Name(s):

Individual executing Profile or Trustee:

Home Street Address:

Home City, State & Zip Code:

Home Phone: Home Fax: Home Email:

Outside Broker/Dealer:

Section B — Certificate Delivery Instructions

Please deliver certificate to the Employer Address listed in Section A.

Please deliver certificate to the Home Address listed in Section A.

Please deliver certificate to the following address:

<u>Section C – Form of Payment – Check or Wire Transfer</u>

Check payable to <u>ITEM BANC, Inc.</u>

_____ Wire funds from my outside account according to Section 2(b) of the subscription agreement.

_____ The funds for this investment are rolled over, tax deferred from _____within the allowed sixty (60) day window.

_____ Please check if you are a FINRA member or Affiliated of a FINRA member firm.

_____
(Signature)

_____
(Print or type name)

_____
(Date)

* For purposes of calculating your net worth in this form, (a) your primary residence shall not be included as an asset; (b) indebtedness secured by your primary residence, up to the estimated fair market value of your primary residence at the time of your purchase of the securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of your purchase of the securities exceeds the amount outstanding sixty (60) days before such time. other than as a result of the acquisition of your primary residence, the amount of such excess shall he included as a liability); and c) indebtedness that is secured by your primary residence in excess of the estimated fair market value of your primary residence at the time of your purchase of the securities shall be included as a liability.

REPRESENTATIONS AND WARRANTIES OF EACH PROSPECTIVE INVESTOR

The undersigned understands that the Company will be relying on the accuracy and completeness of the responses to the foregoing questions and represents and warrants to the Company as follows:

1.   The answers to the above questions are complete and correct and may be relied upon by the Company in determining whether the undersigned meets the investor suitability requirements set forth in the Memorandum, and whether the Offering in which the undersigned proposes to participate is exempt from registration under the Securities Act and the rules promulgated thereunder;

2.   The undersigned will notify the Company immediately of any material change in any statement made herein occurring prior to the completion of the Offering; and

3.   The undersigned has adequate means of providing for the undersigned's current needs and personal contingencies, has no need for liquidity in its investment in the Interests, and can bear the economic risk of an investment in the Interests of the size contemplated. The undersigned can afford a complete loss of such investment.

4.   The Subscriber acknowledges that the offer and sale of the Interests is not taking place within the United States, but rather in an offshore transaction. "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

5.   The Investor is in compliance with all applicable provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "**USA Patriot Act**"), the U.S. Bank Secrecy Act (the "**BSA**") and all other anti-money laundering laws and applicable regulations adopted to implement the provisions of such laws, including policies and procedures that can be reasonably expected to detect and cause the reporting of transactions under Section 5318 of the BSA. The Investor is not and shall not be a person: (i) acting directly or indirectly, on behalf of terrorists or terrorist organizations, including those persons or entities that are included on any of the U.S. Office of Foreign Assets Control ("**OFAC**") lists: (ii) listed on, residing in or having a place of business in a country or territory named on any of such lists or which is designated as a Non-Cooperative Jurisdiction by the financial Action Task Force on Money Laundering ("**FAIT**"), or whose funds are from or through such a jurisdiction; (iii) that is a "Foreign Shell bank" within the meaning of the USA Patriot Act: or (iv) residing in or organized under the laws of a jurisdiction designated by the U.S. Secretary of the Treasury under Sections 311 or 312 of the USA Patriot Act as warranting special measures due to money-laundering concerns.

_____
(Signature)

_____
(Print or type name)

_____
(Date)